SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*


                         DREAMWORKS ANIMATION SKG, INC.
                  ---------------------------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK (PAR VALUE $.01 PER SHARE)
                  ---------------------------------------------
                         (Title of Class of Securities)


                                   26153 10 3
                                 --------------
                                 (CUSIP Number)


                                DECEMBER 31, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [_] Rule 13d-1(b)
             [_] Rule 13d-1(c)
             [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26153 10 3                 Schedule 13G                  Page  2 of 10

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      DAVID GEFFEN
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      U.S.A.
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         -0-
Number of
Shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       59,712,991 (1)
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  61,511,884 (2)

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      61,511,884 (2)
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      58.5% (3)
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      IN
--------------------------------------------------------------------------------

CUSIP NO. 26153 10 3                 Schedule 13G                  Page  3 of 10

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      DG-DW, L.P.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      DELAWARE
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         -0-
Number of
Shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       59,712,991 (1)
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  61,511,884 (2)

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      61,511,884 (2)
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      58.5% (3)
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      PN
--------------------------------------------------------------------------------

CUSIP NO. 26153 10 3                 Schedule 13G                  Page  4 of 10

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      DG-DW, INC.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      DELAWARE
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         -0-
Number of
Shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       59,712,991 (1)
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  61,511,884 (2)

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      61,511,884 (2)
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      58.5% (3)
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      CO
--------------------------------------------------------------------------------

CUSIP NO. 26153 10 3                 Schedule 13G                  Page  5 of 10


(1) Mr. Geffen and entities controlled by him (including DG-DW, L.P., ("DG-DW") and DG-DW, Inc.) (such entities, together with Mr. Geffen, being herein referred to as the "Geffen Stockholders") are parties to two separate stockholder agreements governing the voting of all shares of common stock of DreamWorks Animation SKG, Inc. (the "Company") held of record by the respective parties thereto and certain entities controlled by them. These stockholder agreements are (i) the Stockholder Agreement, dated as of October 27, 2004 (the "Vulcan Stockholder Agreement"), among the Company, DWA Escrow LLLP ("DWA Escrow"), Jeffrey Katzenberg and entities controlled by him (including M&J K Dream Limited Partnership ("M&J K Dream"), M&J K B Limited Partnership ("M&J K B"), The JK Annuity Trust, The MK Annuity Trust, and Katzenberg 1994 Irrevocable Trust (such entities, together with Mr. Katzenberg, being herein referred to as the "Katzenberg Stockholders")), the Geffen Stockholders (other than DG-DW, Inc.), DW Investment II, Inc. ("DWI II") and Paul Allen; and (ii) the Stockholder Agreement, dated as of October 27, 2004 (the "Class B Stockholder Agreement"), among DWA Escrow, the Katzenberg Stockholders and the Geffen Stockholders (other than DG-DW, Inc.).

         In addition, DG-DW is a general partner of DWA Escrow, a limited liability limited partnership formed in connection with the Company's initial public offering. The Limited Liability Limited Partnership Agreement of DWA Escrow, dated as of October 27, 2004 (the "DWA Escrow LLLP Agreement") provides that M&J K B and DG-DW, as general partners, share voting and dispositive power over all shares of the Company's common stock held by DWA Escrow.

         The aggregate share number indicated above reflects the total of the number of shares of the Company's common stock held of record by (i) each of the parties to the Vulcan Stockholder Agreement, (ii) each of the parties to the Class B Stockholder Agreement, (iii) DWA Escrow and (iv) DreamWorks L.L.C., a Delaware limited liability company controlled by Steven Spielberg, Jeffrey Katzenberg and David Geffen. The total of 59,712,991 shares includes:

         o 618,571 shares of Class A Restricted Stock and 577,040 shares of Class B Common Stock held of record by Jeffrey Katzenberg, M&J K B and M&J K Dream;

         o 577,040 shares of Class B Common Stock held of record by DG-DW, an entity controlled by David Geffen;

         o 7,726,076 shares of Class A Common Stock and one share of Class C Common Stock held of record by DWI II, an entity controlled by Paul Allen;

         o 49,688,334 shares of Class B Common Stock held of record by DWA Escrow; and

         o 525,929 shares of Class A Common Stock held of record by DreamWorks L.L.C.

         The Geffen Stockholders expressly disclaim beneficial ownership of (i) all shares of the Company's common stock owned by all other parties to the DWA Escrow LLLP Agreement, the Vulcan Stockholder Agreement and the Class B Stockholder Agreement and (ii) all shares of the Company's common stock held by DreamWorks L.L.C. in which they have no pecuniary interest, and the inclusion of such shares in this report shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.

(2) In connection with the Company's separation from DreamWorks L.L.C., members of DreamWorks L.L.C. entered into an agreement (the "Formation Agreement"), dated as of October 27, 2004, governing, among other things, their receipt of shares of the Company's common stock in exchange for limited liability company interests in DreamWorks Animation L.L.C. The Formation Agreement is also the agreement whereby M&J K Dream, M&J K B, DG-DW, DWI II, DW Lips, L.P. (an entity controlled by Steven Spielberg ("DW Lips")), Lee Entertainment, L.L.C. ("Lee") and Vivendi Universal Entertainment LLLP (collectively, the "Holdco Partners") agreed to contribute a portion of the Company's common stock they received in the separation to DWA Escrow in exchange for partnership interests in DWA Escrow. Please see "Related Party Agreements -- Formation Agreement and Holdco Arrangement" in the Prospectus, dated October 27, 2004, filed by the Company with the SEC in connection with its initial public offering for a more detailed description of the aforementioned transactions.

            Certain provisions of the Formation Agreement place certain restrictions on the ability of each of the Holdco Partners to dispose of, and to purchase, shares of the Company's common stock. As a result of these provisions, certain of the Holdco Partners and DWA Escrow may be deemed to share dispositive power over all other shares of the Company's common stock owned directly or indirectly by each other Holdco Partner and DWA Escrow. The aggregate of 61,511,884 shares indicated in Row 8 includes:

         o the 59,712,991 shares of common stock reported in Row 6 above, in the amounts indicated for each stockholder;

         o        577,040 shares of Class A Common Stock held of record by DW
                  Lips; and

         o 1,221,853 shares of Class A Common Stock held of record by Lee.

         The Geffen Stockholders expressly disclaim beneficial ownership of all shares of the Company's common stock owned by all other Holdco Partners, and the inclusion of such shares in this report shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.

(3) For purposes of this calculation, the aggregate of 50,842,414 shares of Class B Common Stock held of record by DWA Escrow, M&J K B, M&J K Dream and DG-DW have been deemed to be outstanding shares of Class A Common Stock in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934. Shares of Class B common stock are immediately convertible into shares of Class A Common Stock on a one-for-one basis and do not expire.

CUSIP NO. 26153 10 3                 Schedule 13G                  Page  6 of 10


Item 1(a).        Name of Issuer:

                           DREAMWORKS ANIMATION SKG, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           1000 FLOWER STREET
                           GLENDALE, CA  91201

Item 2(a).        Name of Persons Filing:

                           DAVID GEFFEN
                           DG-DW, L.P.
                           DG-DW, INC.

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                           DAVID GEFFEN
                           C/O DG-DW, L.P.
                           331 NORTH MAPLE DRIVE, SUITE 230
                           BEVERLY HILLS, CA  90210-3827

                           DG-DW, L.P.
                           331 NORTH MAPLE DRIVE, SUITE 230
                           BEVERLY HILLS, CA  90210-3827

                           DG-DW, INC.
                           C/O DG-DW, L.P.
                           331 NORTH MAPLE DRIVE, SUITE 230
                           BEVERLY HILLS, CA  90210-3827

Item 2(c).        Citizenship:

                           See row 4 of each Reporting Person's cover page.

Item 2(d).        Title of Class of Securities:

                           CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

Item 2(e).        CUSIP Number:

                           26153 10 3

CUSIP NO. 26153 10 3                 Schedule 13G                  Page  7 of 10


Item 3.           NOT APPLICABLE. THIS SCHEDULE 13G IS FILED PURSUANT TO RULE
                  13D-1(D).

Item 4.           Ownership

                  For each Reporting Person:

                  (a).     Amount beneficially owned:

                           SEE THE RESPONSES TO ITEM 9 ON THE ATTACHED COVER PAGES.

                  (b).     Percent of Class:

                           SEE THE RESPONSES TO ITEM 11 ON THE ATTACHED COVER PAGES.

                  (c).     Number of shares as to which such person has:

                           (i). Sole power to vote or to direct the vote: SEE THE RESPONSES TO ITEM 5 ON THE ATTACHED COVER PAGES.

                           (ii). Shared power to vote or to direct the vote: SEE THE RESPONSES TO ITEM 6 ON THE ATTACHED COVER PAGES.

                           (iii). Sole power to dispose or to direct the disposition of: SEE THE RESPONSES TO ITEM 7 ON THE ATTACHED COVER PAGES.

                           (iv). Shared power to dispose or to direct the disposition of: SEE THE RESPONSES TO ITEM 8 ON THE ATTACHED COVER PAGES.

Item 5.           Ownership of Five Percent or Less of a Class

                           IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           NOT APPLICABLE

CUSIP NO. 26153 10 3                 Schedule 13G                  Page  8 of 10


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

                           NOT APPLICABLE

Item 8.           Identification and Classification of Members of the Group

                           THE FOLLOWING SHAREHOLDERS ARE MEMBERS OF A GROUP BASED ON VOTING AND DISPOSITION ARRANGEMENTS IN THE FORMATION AGREEMENT, DATED AS OF OCTOBER 27, 2004 AND THE LIMITED PARTNERSHIP AGREEMENT OF DWA ESCROW LLLP, DATED AS OF OCTOBER 28, 2004:

                           M&J K B LIMITED PARTNERSHIP
                           M&J K DREAM LIMITED PARTNERSHIP
                           DG-DW, L.P.
                           DW LIPS, L.P.
                           DW INVESTMENT II, INC.
                           LEE ENTERTAINMENT, L.L.C.
                           DWA ESCROW LLLP


                           THE FOLLOWING SHAREHOLDERS ARE MEMBERS OF A GROUP BASED ON VOTING AND DISPOSITION ARRANGEMENTS IN A STOCKHOLDER AGREEMENT (THE "VULCAN STOCKHOLDER AGREEMENT"), DATED AS OF OCTOBER 27, 2004:

                           JEFFREY KATZENBERG
                           M&J K DREAM LIMITED PARTNERSHIP
                           M&J K B LIMITED PARTNERSHIP
                           THE JK ANNUITY TRUST
                           THE MK ANNUITY TRUST
                           KATZENBERG 1994 IRREVOCABLE TRUST
                           DAVID GEFFEN
                           DG-DW, L.P.
                           PAUL ALLEN
                           DW INVESTMENT II, INC.
                           DWA ESCROW LLLP


                           THE FOLLOWING SHAREHOLDERS ARE MEMBERS OF A GROUP BASED ON VOTING AND DISPOSITION ARRANGEMENTS IN A STOCKHOLDER AGREEMENT

CUSIP NO. 26153 10 3                 Schedule 13G                  Page  9 of 10


                           (THE "CLASS B STOCKHOLDER AGREEMENT"), DATED AS OF OCTOBER 27, 2004:

                           JEFFREY KATZENBERG
                           M&J K DREAM LIMITED PARTNERSHIP
                           M&J K B LIMITED PARTNERSHIP
                           THE JK ANNUITY TRUST
                           THE MK ANNUITY TRUST
                           KATZENBERG 1994 IRREVOCABLE TRUST
                           DAVID GEFFEN
                           DG-DW, L.P.
                           DWA ESCROW LLLP

Item 9.           Notice of Dissolution of Group

                           NOT APPLICABLE

Item 10.          Certifications

                           NOT APPLICABLE

CUSIP NO. 26153 10 3                 Schedule 13G                 Page  10 of 10


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2005


                                             DAVID GEFFEN,


                                             /s/ David Geffen
                                             -------------------------------
                                             Name: David Geffen



                                             DG-DW, L.P.,


                                             By: /s/ Richard Sherman
                                                 --------------------------
                                                 Name:  Richard Sherman
                                                 Title: Chief Financial Officer


                                             DG-DW, INC.,


                                             By: /s/ Richard Sherman
                                                 --------------------------
                                                 Name:  Richard Sherman
                                                 Title: Chief Financial Officer